

Mail Stop 3720

July 20, 2007

Mr. Toby Chu
President and Chief Executive Officer
Capital Alliance Group, Inc.
Vancouver B.C., Canada V5Z 4J7

**Re: Capital Alliance Group, Inc.
Registration Statement on Form 20-FR
Amendment No. 1 filed on July 9, 2007
File No. 0-31557**

Dear Mr. Chu:

        We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please note that the company is now subject to the reporting requirements under Section 13(a) of the Exchange Act since your Form 20-FR automatically became effective by lapse of time 60 days after your initial May 9, 2007 filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Though the 20-FR is already effective, we will continue to review your filing until all of our comments have been addressed.

Part I

Item 4. Information on the Company, page 20

2. We reissue comment three from our letter dated June 8, 2007. We note your response but could find no copies of market and industry data in your response letter. Please provide us with copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. We note, for example, cites to World Population Prospects, 2005 China Statistical Yearbook, China Country Monitor and the Statistical Almanac of Chinese Population, 2001.

3. In light of your and your principals' historical involvement in reverse merger activity and other strategic transactions, please revise the disclosure throughout your document (including, but not limited to your business and MD&A sections) to reflect this line of the company's business. As just one example, we note the reverse merger transactions associated with SE Global Equities Corp. In addition, revise the background description of your officers and directors, such as Messrs Toby and Allen Chu and Mr. Leong, to discuss their involvement in these types of business activities.

4. We note your statement on page 22 that you have identified a potential purchaser for IRIX. We also note disclosure in Asia Interactive Media Inc.'s most recent Form 10-QSB for the quarter ended March 31, 2007 that Asia Interactive Media (formerly known as Black Gardenia Corp.) is currently negotiating to acquire IRIX from you. Please reconcile these statements with your disclosure on page 20 and elsewhere in the document that you have not identified a potential buyer for IRIX.

Item 6. Directors, Senior Management and Employees, page 73

5. Please revise to include disclosure with respect to all of your current officers and directors as required by Item 6 of Form 20-F. At minimum, it appears that disclosure for Mr. Neil should be added.

6. Please disclose all principal business activities performed by your officers and directors outside of the company. For example, please disclose the positions held by Messrs. Toby and Allen Chu and Mr. Leong in Asia Interactive Media (formerly known as Black Gardenia Corp.). See Item 6.A.2 of Form 20-F.

Item 6.B. Compensation, page 77

7. Please update to include disclosure with respect to the fiscal year ended June 30, 2007.

Item 7.B Related Party Transactions, page 86

8. Please disclose that Asia Interactive Media (formerly known as Black Gardenia Corp.) is a shell company and that its shares are not traded or quoted on any market or quotation system. Disclose your business reasons for loaning $150,000 to Asia Interactive Media. Disclose the value of the Asia Interactive Media shares into which the promissory note is convertible.

Part II

Item 17. Financial Statements

Consolidated Financial Statements, June 30, 2006

Auditors' Reports, pages F-40 and F-57

9. As requested in prior comment 24 of our letter dated June 8, 2007, please ask your auditors to revise its reports to refer to the standards of the Public Company Accounting Oversight Board (PCAOB), in addition to the reference to Canadian generally accepted auditing standards.

Notes to Consolidated Financial Statements

Note 2- Significant Accounting Policies

Revenue Recognition, page F-29

10. Please refer to your response to prior comment 28 of our letter dated June 8, 2007. Please disclose your accounting for promotional discounts in your revenue recognition policy in the notes to the financial statements.

11. For US GAAP reporting, revenue is presented net of promotional incentives and discounts, early payment discounts and other reductions in tuition resulting from promotional programs. Please disclose this difference in accounting and the amount of revenue for US GAAP reporting for each period presented in Note 14, Differences between Canadian and United States Generally Accepted Accounting Principles.

Toby Chu
Capital Alliance Group, Inc.
July 20, 2007
Page 4

Note 6, Share Capital

Stock-based compensation, page F-32

12. We have considered your response to prior comment 30 of our letter dated June 8,
    2007. Please provide your analysis of the materiality of the unrecognized
    compensation expense for the six months ended June 30, 2006 for both Canadian and
    US GAAP reporting. Also tell us how you accounted for these stock options in the
    financial statements for the nine months ended March 31, 2007 and 2006.

Note 14- Differences between Canadian and United States Generally Accepted
Accounting Principles

Consolidated Statements of Cash flows, page F-40

13. We reissue prior comment 31 of our letter dated June 8, 2007. Your response
    indicates that you revised the notes to the financial statements to address the
    discrepancies in the amounts disclosed in the statements of cash flows. However, it
    appears that Note 14 has been omitted from the financial statements.

                            *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Gopal Dharia, Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Penny Green (via facsimile)
        Bacchus Law Group
        (604) 408-5177